Dimensional

April 17, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 203/204 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 1, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act") to register two new series of shares, the U.S. High Relative Profitability Portfolio (the "U.S. Portfolio") and the International High Relative Profitability Portfolio (the "International Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus-Cover Page

1. Comment.  Please include ticker symbols on the front of the Prospectus and include the ticker symbols in the Series/Class identifiers on EDGAR.

Response.  The requested information will be added.

Prospectus-Summary Sections

2. Comment.  With respect to the fee waiver footnote to the "Annual Fund Operating Expenses" table for each Portfolio, please revise the footnote to clarify that the recapture of expenses pursuant to such agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 ("2009 Audit Risk Alert") which states:

U.S. Securities and Exchange Commission
April 17, 2017

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response.  The Registrant believes that the disclosure in the fee waiver footnote to each Portfolio's "Annual Fund Operating Expenses" table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A and respectfully declines to include additional disclosure.  The Registrant notes, however, that it will add disclosure in the "Fee Waiver and Expense Assumption Agreement" section of the Prospectus that clarifies that the recapture provision operates in accordance with the 2009 Audit Risk Alert.

3. Comment.  Please disclose in the "Principal Investment Strategies" section that for purposes of the U.S. Portfolio's 80% policy, derivatives are valued in accordance with the SEC Staff's position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test (i.e., not an exposure test) and, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  The Registrant confirms supplementally that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio's net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio's net asset value. As noted in General Instruction C.1(c), however, the disclosure in the Prospectus should avoid "simply restating legal or regulatory requirements to which Funds generally are subject." Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

4. Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of U.S. Portfolio's net assets, plus the amount of any borrowings for investment purposes.
Response.  The Registrant believes that the addition of this language to the 80% policy in the prospectus would be confusing for investors. Since the U.S. Portfolio does not currently intend to borrow money for investment purposes, as noted on page 5 of the SAI, the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the U.S. Portfolio borrows money to use for investment.  The U.S. Portfolio will include this language in the 80% policy disclosed in the SAI.  If the U.S. Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the 80% policy disclosed in the Prospectus.

U.S. Securities and Exchange Commission
April 17, 2017

5. Comment.  With respect to the U.S. Portfolio, please describe the specific criteria that the Advisor uses to determine whether a company is tied to the U.S.

Response.  The Registrant has included a section in the SAI entitled "Issuer Location" that describes how the Advisor determines whether a company is tied to a specific country, including the U.S.

6. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by each Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the U.S. Portfolio is the Russell 1000® Index and the broad-based securities market index to be utilized by the International Portfolio is the MSCI World ex USA Index.  However, each index is subject to change in the future.

7. Comment.  The "Derivatives Risk" included in the "Principal Risks" section of the Prospectus for each Portfolio references counterparty, liquidity, interest rate, market, credit, and management risks, as well as risk of improper valuation.  Please briefly describe each of these risks.

Response.  The Registrant includes additional details regarding such risks in the "Additional Information on Investment Objective and Policies" section of the Prospectus under "Derivatives Risk."

8. Comment.  Please consider including a "Large Companies Risk" in each Portfolio's "Principal Risks" section of the Prospectus.

Response.  The Registrant respectfully declines to include a "Large Companies" principal risk and believes that the principal risks of investing in the Portfolios are adequately addressed and currently disclosed.

9. Comment.  If Portfolio shares can be sold through a bank, please add the disclosure required by Item 4(b)(1)(3).

Response.  The Portfolios have added the requested disclosure.

10. Comment.  Please explain the market cap break of a large company in the "Principal Investment Strategies" section of the Prospectus for the International Portfolio.

Response.  The "Principal Investment Strategies" section of the Prospectus currently discloses that the smallest market capitalization of a large company as of December 31, 2016 under the Advisor's guidelines was $1,977 million.  Additional information about market capitalization breaks for specific counties is contained in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

U.S. Securities and Exchange Commission
April 17, 2017

11. Comment.  Please confirm whether or not each Portfolio's investment objective is non-fundamental, and include the appropriate disclosure if it is.

Response.  The Registrant supplementally confirms that each Portfolio's investment objective is fundamental, rather than non-fundamental, and,  accordingly, it may not be changed without shareholder approval.

12. Comment.  Please summarize each Portfolio's strategies with respect to investing in ETFs in the "Principal Investment Strategies" section of the Prospectus.  Also, please add disclosure in the "Additional Information on Investment Objective and Policies" section of the Prospectus that states that the U.S. Portfolio will look through to an ETF's underlying investments when applying the Portfolio's 80% policy.

Response.  The Registrant has revised the disclosure accordingly.

Prospectus-Additional Information on Investment Objective and Policies

13. Comment.  Please include information regarding each Portfolio's derivatives strategies in the Item 9 strategies disclosure that are summarized in the "Principal Investment Strategies" sections of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

14. Comment.  The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" sections of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for all of the risks disclosed in the "Principal Risks" sections of the Prospectus.

Response:  Each Portfolio discloses all of its principal risks in the "Principal Risks" sections of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" sections of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

Prospectus-Management of the Fund

15. Comment.  Please state the management fee as a percentage of each Portfolio's net assets in the "Management of the Fund-Management Fees" section of the Prospectus, including any breakpoints.

U.S. Securities and Exchange Commission
April 17, 2017

Response.  The management fee is stated as a percentage of each Portfolio's net assets in the "Annual Fund Operating Expenses" tables, which are cross-referenced to in the "Management of the Fund-Management Fees" section of the Prospectus.  Each Portfolio does not use breakpoints, so there is no additional information to include in this section.

16. Comment.  For each sub-advisor, please describe the sub-advisor's experience as a sub-advisor.

Response.  The Registrant believes the information provided with respect to each sub-advisor is responsive to Item 10(a)(1)(i) of Form N-1A.  The disclosure includes each sub-advisor's name, address and experience (e.g., assets under management of all Dimensional affiliated advisors) and the services provided to each Portfolio. The Registrant, however, has included additional disclosure regarding when each sub-advisor registered as an investment adviser with the SEC.

SAI-Investment Limitations

17. Comment.  In the "Investment Limitations" section of the SAI, please disclose the 1940 Act limit on loans with respect to investment limitation (2).

Response.  To better explain each Portfolio's policy on loans, the Registrant will expand its discussion regarding the investment limitation as follows: "Although the investment limitation described in (2) above prohibits loans, each Portfolio is authorized to lend portfolio securities under the conditions and restrictions described in the Portfolios' Prospectus.  Investment limitation (2) above also does not, among other things, prevent a Portfolio from engaging in repurchase agreements, acquiring debt or loan instruments in the future or participating in an interfund lending order granted by the SEC."

18. Comment.  In investment limitation number (8) regarding industry concentration, it states that a Portfolio will not invest more than 25% of its net assets in an industry.  The restriction should reference "total assets" as opposed to "net assets," even though Form N-1A references "net assets."  The reference to "net assets" in Form N-1A is a scrivener's error.

Response.  The Registrant could not locate any written guidance that stated "total assets" must be utilized with respect to industry concentration.  As each Portfolio's concentration policy using "net assets" is more restrictive than a policy using "total assets," each Portfolio would meet the requirements under either definition of "concentration."

19. Comment.  Please confirm that with respect to each Portfolio's concentration policy, the Portfolio will look through to the underlying investments of any ETFs the Portfolio may purchase.

Response.  The Registrant confirms that the Portfolios will look through to the underlying investments of any ETFs the Portfolios may purchase.

U.S. Securities and Exchange Commission
April 17, 2017

SAI-Directors and Officers

20.  Comment.  For each disinterested Director and their immediate family members, please include the information required by Item 17(b)(5) of Form N-1A regarding each class of securities owned beneficially or of record in: (i) an investment adviser or principal underwriter of the Registrant; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Registrant.

Response.  To the best of the Registrant's knowledge based on information periodically requested of and provided by the Registrant's disinterested Directors, none of the Registrant's disinterested Directors (or their immediate family members) is a beneficial or record owner of any class of securities of the Advisor or the Registrant's principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Advisor or the Registrant's principal underwriter.  In the absence of any such ownership, the Registrant does not believe that this requires disclosure in the SAI.

SAI-Portfolio Managers

21.  Comment.  Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date.  The current information is as of October 31, 2016.

Response.  The Registrant has revised the disclosure accordingly.

Part C
22. Comment.  Please file the securities opinion for the Portfolios as an exhibit to the Part C.
Response.  The securities opinion for the Portfolios will be included as an exhibit to the Part C filed with the 485(b) filing.
23. Comment.  Please remove the consent of PricewaterhouseCoopers LLP since the Portfolios have not commenced operations or explain its inclusion supplementally.
Response.  The Registrant will exclude the consent in the Portfolios' 485(b) filing.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
April 17, 2017

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.